Reprinted from September 17, 2007

The Wall Street Transcript

Questioning Market Leaders for Long Term Investors

Next, Inc.  (NXTI)

ROBERT M. BUDD is President and Chief Executive Officer of Next, Inc. Over the last 30 years he has held various senior level executive positions in both public and private companies. In addition, he has owned and been a partner in several very successful businesses.

TWST: We’d like to begin with a brief historical sketch of the company and a picture of the things you’re doing at the present time.

Mr. Budd We’ve been in business since 1988 in the licensed sportswear and promotional products business. We service virtually all of the mid-tier and mass retailers in the United States. We’re primarily involved with licensed products that we’ve either embellished domestically or imported. Basically, we are dealing with 200 different college licenses as well as the licensed products for Ford, Chevy, Dodge, Pontiac and Hummer in addition to other specialty licenses.

TWST: What is the competitive landscape like?

Mr. Budd: Our industry and our business is no different from any industry today; it’s a global and competitive marketplace. We’re competing for purchasing dollars at all of our various customers. The two primary keys to success are service and check-through at the register. We have been very successful in accomplishing both of these key objectives. On the service side, our manufacturing capability allows us to service our customers’ needs very quickly. We can oftentimes turn orders around and ship substantial quantities in seven to ten days. This also allows us to service our customers business so they can take advantage of hot selling programs. It also allows us better control of the quality and accuracy of our products. Our customers can count on us to be able turn orders quickly.

TWST: Would you tell us about the challenges you are facing and what you are doing to address those challenges?

Mr. Budd Our biggest challenge is that we do approximately 70 to 80% of our business over the last six months of the year. Back to school and holiday are the busiest times of the year for retail. Naturally, that will be our busiest time of the year as well. This is compounded to some degree by the fact that we are so involved in college sports and the biggest college sport is football. We are focused on developing more business during the first half of the year.

TWST How are you addressing this issue?

We are tackling this challenge from a three-pronged approach. We initiated a spring line in 2006. We received minimal orders that first year. We stuck with it and our 2007 line has been very well received and we are booking some pretty solid business for spring 2008 deliveries. We are also developing product lines outside of the our core men’s business, as well as seeking both licensed and non-license opportunities that are inherently more spring oriented

TWST: What will be the single biggest opportunity in front of you?

Mr. Budd:  Becoming a strategic partner with every one of our existing and future customers. The college-licensed business is one of the most complex businesses to execute in the apparel industry. Just think about providing an array of product for 200 college institutions with five designs that need to be distributed across the entire country. This challenge would leave most folks involved in traditional retail businesses perplexed. I am proud to say we are very good at it. Anybody can peddle college product. Knowing what teams to put where and in what quantities is what makes us a great strategic partner for our retail customers and our licensors.

TWST: Who are some of your principal customers?

Mr. Budd: JC Penney’s, Kohl’s, Kmart, Cracker Barrel, Academy and Dillard’s to name a few.

TWST: What are your thoughts on acquisitions and mergers?

Mr. Budd: This industry is still very fragmented. We believe that makes it ripe for opportunistic consolidation. We’ve targeted three or four opportunities that we’d like to look at over the next 12 to 24 months. We see excellent synergies in terms of distribution, expansion and consolidation of back -office functions, thereby providing greater value for our shareholders and our customers.

TWST: What problems or challenges do you foresee, if any, for the industry and for your company in particular?

Mr. Budd:  We need to continually be working on our supply chain. We are not and do not want to be the low price provider in our space. As such, we have to continue to deliver high value products on time at a competitive price. Having the proper supply chain in place will allow us to continue to deliver great service to our customers.

TWST: I would guess that the barriers to entry in your business are not very high.

Mr. Budd: I think that’s a common misconception. It’s actually a fairly difficult business to get into. First of all, it’s hard to get licenses, because licensors are looking not to license just anyone anymore. Most licensors, particularly colleges, are looking to reduce the number of licensees. There will be fewer licensees but the licensees that are there will be very strong and capable of product development, distribution and value creation in the marketplace. Today, the retail market in general is trying to reduce the number of vendors versus expanding them, so a new vendor coming on stream that’s not presently in the channel of distribution will have a very hard time getting a new vendor number. Our strategic approach to the market coupled with our ability to execute both import and domestic programs really set us apart from our competition.

TWST: What about competition? How difficult is barrier to entry, obtaining license programs? What is your experience in this industry?

Mr. Budd: Barrier to entry is quite difficult. To enter this market you must have the financing to guarantee royalty payments to licensors, you must have already established retail distribution channels, the company must have an infrastructure that can support financing, design capabilities, market and selling teams available to execute, and the most important is have a company with sound management experience and relationships within the industry.

TWST: Would you tell us more about your license portfolio?

Mr. Budd: We have spent the past couple of years whittling down our license portfolio. The licenses that we currently have are excellent core licenses that will be around for many years to come and will sell day in and day out. We are presently looking for new opportunities that we expect will help us to diversify to some degree but, more importantly,  increase our spring and summer sales.

TWST: Would you tell us about your strategy for the next few years?

Mr. Budd: Our initial strategy was the immediate turnaround of the company resulting in sustainable profitability. At this point, we have literally retooled the entire company’s operations building a stronger foundation for future growth. The next step is to pursue calculated and consistent  growth while continuing to drive more meaningful earnings to the bottom line. We have a great team, led by virtually all new management, all here for the sole purpose of reaching these common goals. Our new sales team has made numerous inroads that we expect will pay dividends for many years to come. We have a great team of individuals who are extremely passionate and committed to the success of our business. We are well positioned to take advantage of current and future changes that will occur in our present markets.

TWST: Would you tell us about the background, the expertise and the responsibilities of a couple of the key members of the management team?

Mr. Budd: We just brought in a new CFO, David Cole, in March. Dave has been a great addition to our team. Dave has a strong background in public company accounting for manufacturing companies. Rick Talbert joined the Next team in November of 2005 shortly before I joined. Rick was responsible for developing our supply chain during 2006. He recently took over production and has been the primary driver behind our improved conversion margin. Joe Ferragina and Ross Litz were brought on board back in May of 2006 to head up our sales marketing and merchandising efforts for the company. They have been instrumental in developing and implementing our strategic sales focus. We have assembled a great team here at Next. Each and every employee is committed to delivering excellent customer service. This commitment is proving to be one of the keys to our ability to maintain and grow our current customers as well as securing new customers.

TWST: How many employees do you have?

Mr. Budd: We flex our employee roles seasonally, but it runs between 100 and 120 employees.

TWST: What would be the two or three reasons for a long-term investor to take a good look at the company?

Mr. Budd: We have an experienced management team with a proven record of success. We’re seasoned veterans and we’ve experienced the ups and downs of this industry many times during our careers. We believe there are tremendous growth opportunities in addition to numerous excellent potential accretive acquisitions. We are clearly committed to increasing shareholder value. From an operations point of view, we have tremendous earnings leverage.

TWST: Do you feel that you can substantially increase revenues without having to increase the size of your staff?

Mr. Budd: No question. I think we have the staff and infrastructure to be able to accommodate about $50 million in revenue versus the $26 million we did last year. The gross margins on the next $34 million in annual revenue will largely go straight to the bottom line, so our profits should grow dramatically as revenue increases.

TWST: As CEO, what occupies most of your own attention?

Mr. Budd: When I first got involved with Next, I spent time in virtually every aspect of the business, from sourcing, manufacturing, customer service, licensor relations — pretty much the whole gamut. Now that things have settled in for the most part, I spend the majority of my time on business development, both current and future as well as licensor relations.

TWST: Is there anything you’d like to add regarding the company’s long-term objective and vision?

Mr. Budd: We are profitable, experienced, have a track record of success and the infrastructure in place to grow revenue significantly. Growth for the sake of top-line growth just does not make sense. We need to build our business by identifying areas of opportunity where we can leverage our existing distribution channels while at the same time looking for opportunities to diversify — all of which need to be done profitably.

TWST: Thank you. (MC)

ROBERT M. BUDD

 President & CEO

 Next, Inc.

 7625 Hamilton Park Drive

 Suite 12

 Chattanooga, TN 37421

 (423) 296-8213

 www.nextinc.net